EXHIBIT 99.1

Centerra Gold Provides Notice of Third Quarter 2026 Results and Conference Call

TORONTO, Sept. 30, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will release its third quarter 2026 operating and financial results after the market closes on Thursday October 29, 2026. The Company will host a conference call and webcast to discuss the results on Friday October 30, 2026, at 9:00 a.m. Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on January 30, 2027.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day November 30, 2026. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 7065248. In addition, the webcast will be archived on Centerra’s website at www.centerragold.com/investor-relations/events-and-presentations/
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold and copper producer and developer headquartered in Toronto, Ontario. The Company operates two mines: the Mount Milligan Mine, a long-life gold-copper asset in British Columbia, Canada, and the Öksüt Mine, a gold asset in Türkiye. Centerra has a self-funded organic growth pipeline in North America, including the Kemess gold-copper Project in British Columbia, Canada, and the Goldfield gold Project in Nevada, United States. The Company also owns and operates US Moly, a vertically integrated molybdenum business in the United States comprising the Thompson Creek Mine in Idaho and the Langeloth Metallurgical Facility in Pennsylvania. Centerra’s shares trade on the Toronto Stock Exchange (TSX: CG) and on the New York Stock Exchange (NYSE: CGAU).

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.